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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                      Restaurant Teams International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   761265-107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               February 24, 2000
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing

         Check the Appropriate box to designate the rule pursuant to which this
Schedule is filed:
         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  761265-107                 13G                  PAGE ___ OF ___ PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Oxford Commercial Funding LLC ("Oxford") (FEIN# 36-4141409)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Oxford is an Illinois limited liability company.
--------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
                                      150,000
  NUMBER OF                -----------------------------------------------------
    SHARES                 6.       SHARED VOTING POWER
BENEFICIALLY                          653,500
                           -----------------------------------------------------
OWNED BY EACH
  REPORTING                7.       SOLE DISPOSITIVE POWER
PERSON WITH                           150,000
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                      653,500
                           -----------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        803,500
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

        Not Applicable
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.69%
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12.     TYPE OF REPORTING PERSON

        OO
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ITEM 1(A).        NAME OF ISSUER
                  --------------

         Restaurant Teams International, Inc. ("RTIN"), incorporated under the laws of the State of Texas.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  -----------------------------------------------

         1705 E. Whaley
         Longview, Texas 75605

ITEM 2(A).        NAME OF PERSON FILING
                  ---------------------

         Oxford Commercial Funding LLC

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
                  -----------------------------------------------------------

         676 N. Michigan Avenue
         Suite 3000
         Chicago, Illinois 60611

ITEM 2(C).        CITIZENSHIP
                  -----------

         Oxford is an Illinois limited liability company.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES
                  ----------------------------

         RTIN Common Stock, $0.01 par value per share ("Common Stock").

ITEM 2(E).        CUSIP NUMBER
                  ------------

         761265-107

ITEM 3.           THE REPORTING PERSON:
                  ---------------------

         Not applicable.




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ITEM 4.           OWNERSHIP
                  ---------

         Beneficial Ownership:

         (A)      Amount beneficially owned: 803,500 shares(1)

         (B)      Percent of Class: 7.69%

         (C) Number of shares as to which such person has:

                  (I) Sole power to vote or to direct the vote 150,000 shares issuable immediately upon exercise of warrants

                  (II)     Shared power to vote or to direct the vote
                           653,500 shares

                  (III) Sole power to dispose or to direct the disposition 150,000 shares

                  (IV) Shared power to dispose or to direct the disposition 653,500 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         --------------------------------------------

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         ---------------------------------------------------------------

         Not applicable.



--------

         (1) The shares listed as beneficially owned by Oxford include: (a) warrants immediately exercisable for 150,000 shares of Common Stock; (b) 403,500 shares of Common Stock held in escrow as security for a loan to RTIN (the "Loan"), which is held by Oxford and which is in default; and (c) 250,000 shares of Common Stock which were pledged as security pursuant to a guarantee of certain shareholders of RTIN of the Loan, which guaranty is in default. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that Oxford, for the purposes of Section 13(d) or 13(g) of the Act, is the beneficial owner of any securities covered by this Statement.



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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         ----------------------------------------------------------------------
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         --------------------------------------------------------

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         ---------------------------------------------------------

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         ------------------------------

         Not applicable

ITEM 10.          CERTIFICATION
                  -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 25, 2000

                                            Oxford Commercial Funding LLC

                                            By:  /s/ Frank D. Zaffere
                                                  ------------------------------
                                            Name:    Frank D. Zaffere
                                                  ------------------------------
                                            Title:   Secretary
                                                  ------------------------------



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